Exhibit 3.2
CERTIFICATE OF DESIGNATIONS,
PREFERENCES AND RIGHTS
OF
SERIES E CONVERTIBLE PREFERRED STOCK
OF
LA JOLLA PHARMACEUTICAL COMPANY
(Pursuant to Section 151 of the
Delaware General Corporation Law)
La Jolla Pharmaceutical Company, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), does hereby certify that the Board of Directors of the Corporation (the “Board of Directors” or the “Board”) pursuant to authority of the Board of Directors as required by Section 151 of the Delaware General Corporation Law, and in accordance with the provisions of its Certificate of Incorporation and Bylaws, each as amended and restated through the date hereof, adopted the following resolution on March 29, 2011, which authorizes the designation of a new series of the Corporation’s Preferred Stock, par value $0.0001 per share (the “Preferred Stock”):
RESOLVED, that the Board of Directors of the Corporation pursuant to authority expressly vested in it by the Restated Certificate of Incorporation of the Corporation hereby creates a new series of Preferred Stock, par value $0.0001 per share, with such voting powers and with such designations, preferences and relative, participating, optional and other special rights and qualifications, limitations and restrictions, as set forth below:
I. DESIGNATION AND AMOUNT
The designation of the new series, which consists of 12,000 shares of Preferred Stock, is the Series E Convertible Preferred Stock (the “Series E Preferred Stock”).
II. CERTAIN DEFINITIONS
For purposes of this Certificate of Designations, the following terms shall have the following meanings:
A. “Asset Purchase Agreement” means the Asset Purchase Agreement, dated as of March 29, 2011, by and among the Corporation and the purchasers named therein, as the same may be amended from time to time.

B. “Change of Control” shall mean the following:
(i) the consolidation, merger or other business combination of the Corporation with or into another entity (other than a consolidation, merger or other business combination in which holders of the Corporation’s voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, in substantially the same proportion as immediately preceding the transaction, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities);
(ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation (including, without limitation, any such action effected by the Corporation or any subsidiary of the Corporation by merger, consolidation or otherwise) of all or substantially all of the intellectual property or assets of the Corporation and its subsidiaries, taken as a whole, or the sale or disposition (including, without limitation, any such action effected by the Corporation or any subsidiary of the Corporation by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries; or
(iii) the consolidation, merger or other business combination of the Corporation with or into another entity that results in the cancellation of shares of any one or more series of Series E Preferred Stock or that results in the conversion of shares of any one or more series of Series E Preferred Stock into (1) shares of any other class or series of capital stock of the Corporation, (2) securities of the Corporation or any other person (or the right to receive any such securities), (3) any property (including, without limitation, cash and the right to receive cash or other property) or (4) any combination of the foregoing.
C. “Closing Date” means 11:59 p.m. on the date of the Closing under the Asset Purchase Agreement.
D. “Closing Sales Price” means, as of any date, (i) the last trading price of the Common Stock on the principal Trading Market (as defined in subsection O of this Article II) during regular trading hours on which such security is listed or traded as reported by Bloomberg Financial L.P. (or a comparable reporting service of national reputation selected by the Corporation and reasonably acceptable to the Series E Requisite Holders, if Bloomberg Financial L.P. is not then reporting closing sales prices of the Common Stock) (collectively, “Bloomberg”) or (ii) if no last trading price is so reported for such date, the average of the closing bid and ask prices on the principal Trading Market during regular trading hours on which such security is listed or traded as reported by Bloomberg. If the Closing Sales Price cannot be calculated for such Common Stock as of any of such dates on any of the foregoing bases, the Closing Sales Price on such date shall be the fair market value as reasonably determined by an investment banking firm selected by the Corporation and reasonably acceptable to the Series E Requisite Holders, with the costs of such appraisal to be borne by the Corporation.
E. “Common Stock” means the Corporation’s common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

F. “Common Stock Equivalents” means any securities of the Corporation or of any subsidiary of the Corporation that would entitle the holder thereof to acquire, directly or indirectly, at any time, Common Stock or any security of any subsidiary of the Corporation, including, without limitation, any debt, preferred stock, right, option, warrant or other agreement, document or instrument that is at any time convertible into, exercisable for or exchangeable for, or otherwise entitles the holder thereof to receive, directly or indirectly, Common Stock or any security of any subsidiary of the Corporation.
G. “Conversion Date” means, for any Optional Conversion (as defined in Article IV.A.), the date specified in the notice of conversion in the form attached hereto (the “Notice of Conversion”), so long as a copy of the Notice of Conversion is delivered via electronic mail resulting in notice to the Corporation before 11:59 p.m., New York City time, on the Conversion Date indicated in the Notice of Conversion; provided, however, that if the Notice of Conversion is not so e-mailed before such time, then the Conversion Date shall be the date the holder e-mails the Notice of Conversion to the Corporation.
H. “Conversion Price” means the price obtained by dividing $1,000 by 66,667, and shall be subject to adjustment as set forth in Article VIII below.
I. “Face Amount” shall mean, with respect to the Series E Preferred Stock, $1,000.00 per share, as adjusted (i) for stock splits, stock dividends, combinations, recapitalizations, reclassifications or the like and (ii) with respect to any given share or shares of Series E Preferred Stock, to account for any accretion in the Face Amount as a result of accrued but unpaid dividends or any other increase provided for in this Certificate of Designations.
J. “Original Issue Date” means, with respect to each share of Series E Preferred Stock, the date of issuance of such share.
K. “Other Stock” means (i) any class or series of preferred stock or other capital stock of the Corporation, other than Common Stock, Common Stock Equivalents and Series E Preferred Stock and (ii) any securities of the Corporation or of any subsidiary of the Corporation that would entitle the holder thereof to acquire, directly or indirectly, at any time any capital stock listed in clause (i), including, without limitation, any debt, preferred stock, right, option, warrant or other agreement, document or instrument that is at any time convertible into, exercisable for or exchangeable for, or otherwise entitles the holder thereof to receive, directly or indirectly, any capital stock listed in clause (i).
L. Unless otherwise expressly provided in this Certificate of Designations, each reference to a "person” refers to any individual, entity or association, including, without limitation, any corporation, limited partnership, general partnership, joint stock company, joint venture, association, company, trust, bank, trust company, and trust, business trust or other organization, whether or not a legal entity, or a government or agency or any political subdivision thereof.
M. “Series E Requisite Holders” means the holders of at least a majority of the then outstanding shares of Series E Preferred Stock, voting together as a separate class.

N. “Trading Day” means, except as set forth below, a day on which the Corporation’s securities are traded on a Trading Market; provided, however, that in the event that the Corporation’s securities are not traded on a Trading Market, then Trading Day shall mean any day except Saturday, Sunday and any day on which banking institutions in the State of New York are authorized or required by law or other government action to close. Notwithstanding the foregoing, the following shall not be deemed Trading Days:
•	December 24 to January 2;
•	The Fridays immediately before Memorial Day and immediately before Labor Day;
•	The weekday immediately before and the weekday immediately after Independence Day, provided that if Independence Day is on a Wednesday, then the two following weekdays;
•	Columbus Day; or
•	The Friday immediately after Thanksgiving.
O. “Trading Market” means the OTC Bulletin Board or the Pink Sheets, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market, the New York Stock Exchange (“NYSE”) or the NYSE Amex, or any successor markets thereto.
P. “Week” means a consecutive seven (7) calendar day period.
III. RIGHTS, PREFERENCES AND PRIVILEGES
A. Dividend Provisions. Holders of Series E Preferred Stock shall be entitled to receive, and the Corporation shall pay, cumulative mandatory dividends at the rate per share of 5% of the Face Amount per annum, payable semi-annually on May 25 and November 25 beginning on the first such date after the applicable Original Issue Date, and pro rating for the partial six-month period from such applicable Original Issue Date for the first payment hereunder (each such date, a “Dividend Payment Date”) (if any Dividend Payment Date is not a Trading Day, the applicable payment shall be due on the next succeeding Trading Day). Such dividends shall be payable in such number of additional shares of Series E Preferred Stock, in each case determined by dividing the amount of the cumulative dividends by the Face Amount; provided, however, that if funds are not legally available for the payment of dividends on the Series E Preferred Stock, such dividends shall, effective on the close of business on a Dividend Payment Date with respect to an unpaid dividend, accrete to, and increase, the Face Amount of the Series E Preferred Stock. Dividends on the Series E Preferred Stock shall be calculated on the basis of a 360-day year, consisting of twelve 30-day periods, shall accrue daily commencing on the applicable Original Issue Date, and, subject to the preceding sentence, shall be deemed to accrue from such applicable Original Issue Date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. The record date for determining the holders of Series E Preferred Stock entitled to dividends pursuant to this paragraph shall be the fifth (5th) Trading Day before the Dividend Payment Date. If any such cumulative dividends would result in the issuance of a fractional share of Series E Preferred Stock, the Corporation shall issue a fractional share therefor, rounded to the nearest 1/1000th of a share. For the avoidance of doubt, (i) for purposes of any conversion or redemption of shares of Series E Preferred Stock, any amount accreted to the Face Amount of such shares pursuant to this paragraph as of such conversion or redemption shall not be deemed accrued but unpaid dividends and (ii) in the event of a conversion or redemption that occurs between Dividend Payment Dates, dividends shall be deemed to accrue through the date of such conversion or redemption, even if such accrual is less than a full semi-annual dividend period.

IV. CONVERSION
A. Conversion at the Option of the Holder. Subject to the limitations on conversions contained in Paragraph C of this Article IV, each holder of shares of Series E Preferred Stock may, at any time and from time to time, convert (an “Optional Conversion”) each of its shares of Series E Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined in accordance with the following formula:
Face Amount
Conversion Price
Following the effectiveness of any Optional Conversion, the shares of Series E Preferred Stock so converted shall also entitle the former holder of such shares to receive, on the Dividend Payment Date next following such conversion, a number of shares of Series E Preferred Stock equal to the unpaid dividends that accrued on the shares so converted through the date of such conversion, divided by the Face Amount.
B. Mechanics of Conversion. In order to effect an Optional Conversion, a holder shall deliver via electronic mail a copy of the fully executed Notice of Conversion (in the form attached hereto) to the Corporation (Attention: Secretary). Such notice shall be delivered to conversions@ljpc.com or such other address as the Corporation may, from time to time, provide to the holders upon delivery of a written notice. Upon receipt by the Corporation of a copy of a Notice of Conversion from a holder, the Corporation shall promptly send, via facsimile or electronic mail, a confirmation to such holder stating that the Notice of Conversion has been received, the date upon which the Corporation expects to deliver the Common Stock issuable upon such conversion and the name and telephone number of a contact person at the Corporation regarding the conversion.
(i) Delivery of Common Stock Upon Conversion. The Corporation (itself, or through its transfer agent) shall, no later than the second Trading Day following the Conversion Date (the "Delivery Period”), issue and deliver (i.e., deposit with a nationally recognized overnight courier service postage prepaid) to the holder or its nominee a certificate representing that number of shares of Common Stock issuable upon conversion of such shares of Series E Preferred Stock being converted. Notwithstanding the foregoing, if the Corporation’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program or any other program that provides for the electronic delivery of Common Stock, the Corporation shall cause its transfer agent, by the end of the Delivery Period, to electronically transmit the Common Stock (not in physical stock certificate form) issuable upon conversion to the holder by crediting the account of the holder or its nominee with DTC through its Deposit Withdrawal Agent Commission system or with any such equivalent program.

(ii) Taxes. The Corporation shall pay any and all taxes that may be imposed upon it with respect to the issuance and delivery of the shares of Common Stock upon the conversion of the Series E Preferred Stock.
(iii) No Fractional Shares. If any conversion of Series E Preferred Stock would result in the issuance of a fractional share of Common Stock, such fractional share shall be payable in cash based upon the Closing Sales Price on the Trading Day immediately preceding the Conversion Date and the number of shares of Common Stock issuable upon conversion of the Series E Preferred Stock shall be the next lower whole number of shares.
(iv) Conversion Disputes. In the case of any dispute with respect to a conversion, the Corporation shall promptly issue such number of shares of Common Stock as are not disputed in accordance with subparagraph (i) above. If such dispute involves the calculation of the Conversion Price, and such dispute is not promptly resolved by discussion between the relevant holder and the Corporation, the Corporation shall submit the disputed calculations to an independent outside accountant within three Trading Days of receipt of the Notice of Conversion. The accountant, at the Corporation’s sole expense, shall promptly audit the calculations and notify the Corporation and the holder of the results no later than three Trading Days from the date it receives the disputed calculations. The accountant’s calculation shall be deemed conclusive, absent manifest error. The Corporation shall then issue the appropriate number of shares of Common Stock in accordance with subparagraph (i) above.
C. Limitations on Conversions. The conversion of shares of Series E Preferred Stock shall be subject to the following limitations (each of which limitations shall be applied independently):
(i) Timing and Volume Limitations. Each holder of Series E Preferred Stock shall be eligible for an Optional Conversion on any day of a Monday through Sunday calendar week (each a "Conversion Week”) to the extent that, together with all prior conversions of such holder’s Series E Preferred Stock, if any, the total shares of the Series E Preferred Stock that has been converted by such holder during such Conversion Week (rounded to the nearest 1/1,000th of a share) does not exceed the product of (x) the Face Amount of the Outstanding Series E Preferred Stock held by such holder immediately following the issuance of the Pre-Clinical Shares, multiplied by (y) the Conversion Cap for such calendar week. In determining the “Conversion Cap” for any Conversion Week, other than the Fixed Conversion Weeks, if the quotient of (A) the average of the Closing Sales Price (as adjusted to reflect any stock splits, stock dividends or similar recapitalizations occurring on or before the Conversion Date) for the Trading Days during the previous Monday through Sunday calendar week ending on the last Trading Day prior to the applicable Conversion Week, divided by (B) the applicable Conversion Price of the Series E Preferred Stock on the first Trading Day of such Conversion Week is: (1) less than one, then the Conversion Cap shall be 0%; (2) greater than or equal to one and less than two, then the Conversion Cap shall be 0.4%; (3) greater than or equal to two and less than three, then the Conversion Cap shall be 0.8%; (4) greater than or equal to three and less than four, then the Conversion Cap shall be 1.6%; (5) greater than or equal to four and less than five, then the Conversion Cap shall be 2.4%; (6) greater than or equal to five and less than six, then the Conversion Cap shall be 3.2%; (7) greater than or equal to six and less than seven, then the Conversion Cap shall be 4.0%; (8) greater than or equal to seven and less than eight, then the Conversion Cap shall be 4.8%; (9) greater than or equal to eight and less than nine, then the Conversion Cap shall be 5.6%; (10) greater than or equal to nine and less than ten, then the Conversion Cap shall be 6.4%; or (11) greater than or equal to ten, then the Conversion Cap shall be 7.2%. The Conversion Cap for the Fixed Conversion Weeks shall be 0.8%. For purposes of this Article IV.C.(i): (I) “Outstanding Series E Preferred Stock” means all of the Company’s Series E Convertible Preferred Stock, issued and outstanding immediately following the issuance of the Pre-Clinical Shares (as such term is defined in the Asset Purchase Agreement) and (II) “Fixed Conversion Weeks” mean the periods of time commencing on (i) the first calendar week beginning the Monday following the issuance of the Pre-Clinical Shares, or (ii) the week following the date of any Conversion Price adjustment. No Optional Conversion shall be allowed until the first Monday following the issuance of the Pre-Clinical Shares. Notwithstanding anything to the contrary in this Article IV.C.(i), any holder of Series E Preferred Stock shall have the right to convert all or any portion of its shares of Series E Preferred Stock into shares of Common Stock immediately prior to a Change of Control. The foregoing conversion limits shall apply to the Series E Preferred Stock on an aggregate basis; to the extent that ownership of the Series E Preferred Stock is divided among multiple holders, the conversion limits shall be apportioned among the holders on a pro rata basis, based on their relative holdings of Series E Preferred Stock.
(ii) Additional Restrictions on Conversion or Transfer. Notwithstanding anything in this Certificate of Designations to the contrary, at no time may the Corporation issue or sell shares of Common Stock (including transfers by the Corporation of treasury stock) to a holder of Series E Preferred Stock, and in no event shall any holder of shares of Series E Preferred Stock have the right to convert shares of Series E Preferred Stock into shares of Common Stock, in each such case (x) to the extent that such issuance or sale or right to effect such conversion would result in the holder or any of its affiliates together beneficially owning more than 9.999% of the then issued and outstanding shares of Common Stock or (y) if such holder or any of its affiliates together beneficially own more than 9.999% of the then issued and outstanding Common Stock immediately prior to such purported issuance, sale, transfer or conversion. For purposes of this subparagraph, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulation 13D-G thereunder. The restriction contained in this subparagraph may not be waived. Any purported issuance, sale, transfer or conversion effected in violation of this paragraph shall be null and void. Certificates representing shares of Series E Preferred Stock shall have imprinted, typed, stamped or otherwise affixed thereon a legend in substantially the following form:
THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER AND CONVERSION RESTRICTIONS AND MAY BE TRANSFERRED OR CONVERTED ONLY AS PERMITTED BY THE TERMS OF THE CERTIFICATE OF DESIGNATIONS SETTING FORTH THE RIGHTS, POWERS AND PREFERENCES OF SUCH PREFERRED STOCK, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION AND SHALL BE PROVIDED FREE OF CHARGE UPON A REQUEST THEREFOR SUBMITTED TO THE SECRETARY.

V. RESERVATION OF SHARES OF COMMON STOCK
A. If the authorized and unissued number of shares of Common Stock (the “Reserved Amount”) for any three consecutive Trading Days (the last of such three Trading Days being the “Authorization Trigger Date”) shall be less than a number sufficient to provide for the conversion in full, at the then current Conversion Price thereof, without taking into account the conversion limitations set forth in Article IV.C.(i) and without taking into account the conversion limitations set forth in Article IV.C.(ii), of all of the Series C-11 Convertible Preferred Stock, Series C-21 Convertible Preferred Stock, Series D-11 Convertible Preferred Stock, Series D-21 Convertible Preferred Stock or Series E Preferred Stock (i) then outstanding, (ii) then issuable, directly or indirectly, upon exercise or otherwise in respect of all outstanding or then issuable Warrants and (iii) then issuable as the payment of dividends on the Series C-11 Convertible Preferred Stock, Series C-21 Convertible Preferred Stock, Series D-11 Convertible Preferred Stock, Series D-21 Convertible Preferred Stock or Series E Preferred Stock described in clause (i) or (ii) for a period of four (4) years (the “Required Reserve Amount”), then the Corporation shall immediately notify the holders of Series E Preferred Stock of such occurrence and shall take immediate action (including, if necessary, seeking stockholder approval to increase the number of shares of Common Stock that the Corporation is authorized to issue) to increase the Reserved Amount to the Required Reserve Amount. Nothing contained in this Article V.A. shall limit any other rights or remedies of the holders of the Series C-11 Convertible Preferred Stock, Series C-21 Convertible Preferred Stock, Series D-11 Convertible Preferred Stock, Series D-21 Convertible Preferred Stock or Series E Preferred Stock, hereunder or under applicable law.
VI. RANK
A. All shares of Series E Preferred Stock shall rank (i) senior to (a) the Corporation’s Common Stock; (b) the Common Stock Equivalents (other than Senior Securities) in existence as of the Closing Date; and (c) any Common Stock Equivalents (other than Senior Securities) and any Other Stock (other than Senior Securities) issued after the Closing Date specifically ranking, by their terms, junior to the Series E Preferred Stock (collectively with the Common Stock and the Common Stock Equivalents (other than Senior Securities) in existence as of the Closing Date, “Junior Securities”); (ii) pari passu with any Common Stock Equivalents (other than Senior Securities) and Other Stock (other than Senior Securities) issued after the Closing Date specifically ranking, by their terms, on parity with the Series E Preferred Stock (the “Pari Passu Securities”); and (iii) junior to the Corporation’s Series C-11 Convertible Preferred Stock, Series C-21 Convertible Preferred Stock, Series D-11 Convertible Preferred Stock and Series D-21 Convertible Preferred Stock, as well as any Common Stock Equivalents or Other Stock created after the Closing Date specifically ranking, by their terms, senior to the Series E Preferred Stock (collectively, the “Senior Securities”), in each case as to dividends or distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. Each share of Series E Preferred Stock shall rank pari passu with each other share of Series E Preferred Stock as to dividends and distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

VII. LIQUIDATION PREFERENCE
A. If (i) the Corporation shall (1) commence a voluntary case under the U.S. Federal bankruptcy laws or any other applicable bankruptcy, insolvency or similar law, (2) consent to the entry of an order for relief in an involuntary case under any law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or (3) make an assignment for the benefit of its creditors, (ii) a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the U.S. Federal bankruptcy laws or any other applicable bankruptcy, insolvency or similar law resulting in the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order shall be unstayed and in effect for a period of 60 consecutive days, or (iii) the Corporation sells or transfers all or substantially all of its assets in one transaction or in a series of related transactions and, on account of any such event as set forth in clauses (i), (ii) or (iii), the Corporation shall liquidate, dissolve or wind up, or if the Corporation shall otherwise liquidate, dissolve or wind up (a “Liquidation Event”), no distribution shall be made to the holders of any shares of capital stock of the Corporation (other than Senior Securities pursuant to the rights, preferences and privileges thereof) upon liquidation, dissolution or winding up unless prior thereto the holders of shares of Series E Preferred Stock shall have received the Liquidation Preference with respect to each share then outstanding. If, upon the occurrence of a Liquidation Event, the assets and funds legally available for distribution among the holders of the Series E Preferred Stock and holders of Pari Passu Securities, if any, shall be insufficient to permit the payment to such holders of the preferential amounts payable thereon, then the entire assets and funds of the Corporation legally available for distribution to the Series E Preferred Stock and the Pari Passu Securities, if any, shall be distributed ratably among such shares in proportion to the ratio that the Liquidation Preference payable on each such share bears to the aggregate Liquidation Preference payable on all such shares.
B. The purchase or redemption by the Corporation of stock of any class, in any manner permitted by law, shall not, for the purposes hereof, be regarded as a liquidation, dissolution or winding up of the Corporation. Neither the consolidation or merger of the Corporation with or into any other entity nor the sale or transfer by the Corporation of less than substantially all of its assets shall, for the purposes hereof, be deemed to be a liquidation, dissolution or winding up of the Corporation.
C. The “Liquidation Preference” with respect to a share of Series E Preferred Stock means an amount equal to the Face Amount thereof plus all accrued and unpaid dividends on the Series E Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares). The Liquidation Preference with respect to any Pari Passu Securities, if any, shall be as set forth in the Certificate of Designations filed in respect thereof. As of the filing of this Certificate of Designations, there are no Pari Passu Securities.

VIII. ADJUSTMENTS TO THE CONVERSION PRICE
The Conversion Price shall be subject to adjustment from time to time as follows:
A. Stock Splits, Stock Dividends, Etc. If, at any time on or after the Closing Date, the number of outstanding shares of Common Stock is increased by a stock split, stock dividend, combination, reclassification or other similar event (in each case, whether by merger or otherwise), then, after the date of record for such event, the Conversion Price shall be proportionately reduced. If the number of outstanding shares of Common Stock is decreased by a reverse stock split, combination or reclassification of shares, or other similar event (in each case, whether by merger or otherwise), then, after the date of record for such event, the Conversion Price shall be proportionately increased. In any such event described in this paragraph, the Corporation shall notify the Corporation’s transfer agent of such change on or before the effective date thereof.
B. Adjustment Due to Merger, Consolidation, Etc. With respect to each share of Series E Preferred Stock, if, at any time after the Closing Date, there shall be (i) any recapitalization, reclassification or change of the outstanding shares of Common Stock (but not of such share of Series E Preferred Stock), other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a transaction causing an adjustment pursuant to Article VIII.A., (ii) any Change of Control or any merger, conversion, consolidation or other business combination, in each case pursuant to which the Common Stock (but not such share of Series E Preferred Stock) is converted into or exchanged for capital stock or other securities of the Corporation or any subsidiary of the Corporation or any other person (or the right to receive any such stock or securities) or into any property (including, without limitation, cash and the right to receive cash or other property) or any combination of the foregoing, or (iii) any share exchange pursuant to which all of the outstanding shares of Common Stock (but not such share of Series E Preferred Stock) are converted into or exchanged for capital stock or other securities of the Corporation or any subsidiary of the Corporation or any other person (or the right to receive any such securities) or into any property (including, without limitation, cash and the right to receive cash or other property) or into any combination of the foregoing (each of (i) — (iii) above being a "Corporate Change”), then the holder of such share of Series E Preferred Stock shall thereafter have the right to receive upon conversion, in lieu of the shares of Common Stock otherwise issuable, such shares of stock, securities and/or other property as would have been issued or payable in such Corporate Change if such share of Series E Preferred Stock had been converted into Common Stock immediately prior to such Corporate Change without taking into account the limitations on conversion set forth in Article IV. The Corporation shall not effect any Corporate Change unless (i) each holder of Series E Preferred Stock has received written notice of such transaction at least 20 days prior thereto, but in no event later than 10 days prior to the record date for the determination of stockholders entitled to vote with respect thereto, and (ii) the resulting successor or acquiring entity (if not the Corporation) assumes by written instrument (in form and substance reasonably satisfactory to the Series E Requisite Holders) the obligations of this Certificate of Designations. The above provisions shall apply regardless of whether or not there would have been a sufficient number of shares of Common Stock authorized and available for issuance upon conversion of the shares of Series E Preferred Stock outstanding as of the date of such transaction, and shall similarly apply to successive recapitalizations, changes, conversions, combinations, reclassifications, consolidations, mergers, sales, transfers or share exchanges.

C. Adjustment Due to Distribution. If, at any time after the Closing Date, the Corporation shall declare or make any distribution of its assets (or rights to acquire its assets) to all or substantially all of the holders of Common Stock (other than a dividend for which an adjustment is provided under Section A. or Section D. of this Article VIII.), by way of return of capital or otherwise (including, without limitation, any dividend or distribution to the Corporation’s stockholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e., a spin-off)) (a “Distribution”), then the holders of Series E Preferred Stock shall be entitled, upon any conversion of shares of Series E Preferred Stock after the date of record for determining stockholders entitled to such Distribution, to receive the amount of such assets which would have been payable to the holder with respect to the shares of Common Stock issuable upon such conversion had such holder been the holder of such shares of Common Stock on the record date for the determination of stockholders entitled to such Distribution. If the Distribution involves rights, warrants, or options and the right to exercise or convert such right, warrant or option would expire in accordance with its terms prior to the conversion of the Series E Preferred Stock, then the terms of such right, warrant or option shall provide that such exercise or convertibility right shall remain in effect until 10 days after the date the holder of Series E Preferred Stock receives such right, warrant or option pursuant to the conversion thereof.
D. Purchase Rights. If, at any time after the Closing Date, the Corporation issues any securities that are convertible into, exercisable or exchangeable for or that impart a right to purchase securities other than Common Stock or Common Stock Equivalents (whether of the Corporation or any subsidiary of the Corporation) pro rata to the record holders of all or substantially all of the Common Stock (“Purchase Rights”), then the holders of Series E Preferred Stock will be entitled to acquire (at the same time the holders of Common Stock receive such Purchase Rights), upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series E Preferred Stock (without giving effect to the limitations contained in Article IV) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.
E. One-Time Adjustment Following Reverse Stock Split. If, on the Conversion Price Adjustment Date (as defined below), the average of the Closing Sales Prices (as adjusted to reflect any stock splits, stock dividends or similar recapitalizations occurring on or before the Conversion Price Adjustment Date) for the five (5) consecutive Trading Day period ending on the last Trading Day prior to the Conversion Price Adjustment Date (the “Adjustment 5-Day Average Price”) is less than the product of the Conversion Price then in effect (as adjusted to reflect any stock splits, stock dividends or similar recapitalizations occurring on or before the Conversion Price Adjustment Date) multiplied by 10, then, effective as of the Conversion Price Adjustment Date, the Conversion Price shall be reduced to a price equal to ten percent (10%) of the Adjustment 5-Day Average Price. The “Conversion Price Adjustment Date” shall mean the Saturday that is three (3) calendar weeks following the Saturday of the week when the Reverse Split is effected. The Company hereby agrees that it will not issue any press releases or file any periodic reports on Form 8-K under the Exchange Act, except where required by law, during the period of time in which the Adjustment 5-Day Average Price is being calculated. The “Reverse Split” means a reverse stock split of the Company’s outstanding Common Stock at an exchange ratio of 1-for-100 within two weeks of the Closing Date.

F. Notice of Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Article VIII amounting to a more than 5% change in such Conversion Price, the Corporation, at its expense, shall promptly compute such adjustment or readjustment and prepare and furnish to each holder of Series E Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series E Preferred Stock, furnish to such holder a like certificate setting forth (i) such adjustment or readjustment, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon conversion of a share of Series E Preferred Stock.
IX. VOTING RIGHTS
The holders of the Series E Preferred Stock have no voting power whatsoever, except as otherwise required by the DGCL in this Article IX.
Notwithstanding the above, the Corporation shall provide each holder of Series E Preferred Stock with prior notification of any meeting or solicitation of written consent of the stockholders (and copies of proxy materials and other information sent to stockholders). If the Corporation takes a record of its stockholders for the purpose of determining stockholders entitled to (a) receive payment of any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire (including by way of merger, consolidation or recapitalization) any share of any class or any other securities or property, or to receive any other right, or (b) to vote in connection with any proposed Change of Control, sale, lease or conveyance of all or substantially all of the assets of the Corporation, or any proposed merger, consolidation, liquidation, dissolution or winding up of the Corporation, the Corporation shall mail a notice to each holder, at least 10 days prior to the record date specified therein (or 20 days prior to the consummation of the transaction or event, whichever is earlier, but in no event earlier than public announcement of such proposed transaction), of the date on which any such record is to be taken for the purpose of such vote, dividend, distribution, right or other event, and a brief statement regarding the amount and character of such vote, dividend, distribution, right or other event to the extent known at such time.
To the extent that under the DGCL the vote of the holders of the Series E Preferred Stock, voting together as a single class, is required to authorize a given action of the Corporation, the affirmative vote of the Series E Requisite Holders (except as otherwise may be required under the DGCL) shall constitute the approval of such action by such class; provided, however, that if the DGCL requires only the separate vote of any one or more, but not all, of the series of Preferred Stock, the affirmative vote of at least a majority of the voting power of such one or more series, voting together as a single class, shall constitute the approval of such action by the Series E Preferred Stock in lieu of the approval of the Series E Requisite Holders. To the extent that under the DGCL holders of the Series E Preferred Stock are entitled to vote on a matter with holders of Common Stock, voting together as one class, each share of Series E Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which it is then convertible (subject to the limitations contained in Article IV.C.(ii)) using the record date for the taking of such vote of stockholders as the date as of which the Conversion Price is calculated. The Corporation shall not (i) combine the outstanding shares of any series of Series E Preferred Stock into a smaller number of shares of such series (whether by reclassification, merger, stock split or otherwise) or (ii) subdivide the outstanding shares of any series of Series E Preferred Stock into a greater number of shares of such series (whether by reclassification, merger, stock split, stock dividend or otherwise) without the approval (by vote or written consent, as provided by the DGCL) of the holders of at least a majority of the voting power of such series of Series E Preferred Stock to be combined or subdivided, voting as a separate class.

X. MISCELLANEOUS
A. Cancellation of Series E Preferred Stock. If any shares of Series E Preferred Stock are converted pursuant to Article IV or repurchased by the Corporation, the Corporation shall take all actions necessary to cause the shares so converted or repurchased to be canceled and return to the status of authorized, but unissued preferred stock of no designated series, and such shares shall not be issuable by the Corporation as Series E Preferred Stock.
B. Lost or Stolen Certificates. Upon receipt by the Corporation of (i) evidence of the loss, theft, destruction or mutilation of any stock certificate(s) representing shares of Series E Preferred Stock (each a “Preferred Stock Certificate”) and (ii) (y) in the case of loss, theft or destruction, of indemnity (without any bond or other security) reasonably satisfactory to the Corporation, or (z) in the case of mutilation, upon surrender and cancellation of the Preferred Stock Certificate(s), the Corporation shall execute and deliver Series E Preferred Stock Certificate(s) of like tenor and date. However, the Corporation shall not be obligated to reissue such lost or stolen Preferred Stock Certificate(s) if the holder contemporaneously requests the Corporation to convert in full all shares of Series E Preferred Stock represented by such Preferred Stock Certificate(s).
C. Allocation of Reserved Amount. The Reserved Amount shall be allocated pro rata among the holders of Series E Preferred Stock based on the number of shares of Series E Preferred Stock issued to each holder. Each increase to the Reserved Amount shall be allocated pro rata among the holders of Series E Preferred Stock based on the number of shares of Series E Preferred Stock held by each holder at the time of the increase Reserved Amount. Any portion of the Reserved Amount that remains allocated to any person or entity which does not hold any Series E Preferred Stock shall be allocated to the remaining holders of shares of Series E Preferred Stock, pro rata based on the number of shares of Series E Preferred Stock then held of record by such holders.
D. Status as Stockholder. Upon submission of a Notice of Conversion by a holder of Series E Preferred Stock, (i) the shares covered thereby shall be deemed converted into shares of Common Stock and (ii) the holder’s rights as a holder of such converted shares of Series E Preferred Stock shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such holder because of a failure by the Corporation to comply with the terms of this Certificate of Designations. Notwithstanding the foregoing, if a holder has not received all shares of Common Stock prior to the last Trading Day of the Delivery Period with respect to a conversion of Series E Preferred Stock for any reason, then (unless the holder otherwise elects to retain its status as a holder of Common Stock by so notifying the Corporation within five Trading Days after the expiration of such Delivery Period) the holder shall regain the rights of a holder of Series E Preferred Stock with respect to such unconverted shares of Series E Preferred Stock and the Corporation shall, as soon as practicable, return any certificate representing such unconverted shares to the holder. In all cases, the holder shall retain all of its rights and remedies for the Corporation’s failure to convert Series E Preferred Stock.

E. Waiver. Notwithstanding any provision in this Certificate of Designations to the contrary, anyright or preference of the holders of Series E Preferred Stock granted hereunder may be waived as to all shares of Series E Preferred Stock (and the holders thereof) upon the written consent of the Series E Requisite Holders, unless a higher percentage is required by applicable law, in which case the written consent of the holders of not less than such higher percentage shall be required; provided, however, that if a waiver would affect adversely the rights, powers, preferences or privileges of only a portion of the Series E Preferred Stock but shall not so affect the rights, powers, preferences or privileges of all shares of Series E Preferred Stock, this paragraph shall require the written consent of the holders of all shares so affected.
F. Reference to Other Agreements and Documents. When the terms of this Certificate of Designations refers to a specific agreement or other document to determine the meaning or operation of a provision hereof, the secretary of the Corporation shall maintain a copy of such agreement or document at the principal executive offices of the Corporation and a copy thereof shall be provided free of charge to any stockholder who makes a request therefor. Unless otherwise provided in this Certificate of Designations, a reference to any specific agreement or other document shall be deemed a reference to such agreement or document as amended from time to time in accordance with the terms of such agreement or document.
G. Severability. If any term of any series of Series E Preferred Stock is invalid, unlawful, or incapable of being enforced by reason of any rule of law or public policy, all other terms of such series of Series E Preferred Stock as set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term of any series of Series E Preferred Stock will be deemed dependent upon any other such term unless so expressed in this Certificate of Designations.
H. Force Majeure. Notwithstanding any provision herein to the contrary, the failure of any party to timely satisfy obligations hereunder shall be excused to the extent that (i) such failure follows the occurrence of a Force Majeure Event (defined below), and (ii) such Force Majeure Event has materially adversely affected the ability of such party (or its agents, including banks, transfer agents, and clearinghouses) to perform hereunder. A failure to perform shall be excused only for so long as the Force Majeure Event continues to materially adversely affect such person’s ability to perform. For purposes of this Section, “Force Majeure Event” shall mean the occurrence of any of the following events: (a) trading in securities generally on either the Nasdaq Stock Market or the New York Stock Exchange shall have been suspended or limited, or minimum or maximum prices shall have been generally established on any of such stock exchanges by the SEC or FINRA; (b) a general banking moratorium shall have been declared by any of federal, New York or California authorities; (c) an act of war, terrorism or hostility shall have occurred, or (d) a strike, fire, flood, earthquake, accident or other calamity or Act of God shall have occurred.
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IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Corporation this 30th day of March, 2011.
La Jolla Pharmaceutical Company

By:	/s/ Gail A. Sloan Name: Gail A. Sloan
Title: Chief Financial Officer and Secretary

Exhibit A
NOTICE OF CONVERSION
(To be Executed by the Registered Holder
in order to Convert the Series E Preferred Stock)
The undersigned hereby irrevocably elects to convert [insert number of shares to nearest 1/1000th] shares of Series E Preferred Stock (the “Conversion”), represented by stock certificate No(s).                      (the “Preferred Stock Certificates”), into shares of common stock (“Common Stock”) of La Jolla Pharmaceutical Company (the “Corporation”) according to the conditions of the Certificate of Designations, Preferences and Rights of Series E Convertible Preferred Stock, as of the date written below. If securities are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. No fee will be charged to the holder for any conversion, except for transfer taxes, if any. Each Preferred Stock Certificate is attached hereto (or evidence of loss, theft or destruction thereof).
The Corporation shall electronically transmit the Common Stock issuable pursuant to this Notice of Conversion to the account of the undersigned or its nominee (which is                     ) with DTC through its Deposit Withdrawal Agent Commission System (“DTC Transfer”).
The undersigned acknowledges that these securities are “restricted securities” under the Securities Act of 1933, as amended (the “Act”) and accordingly agrees that all offers and sales by the undersigned of the securities issuable to the undersigned upon conversion of the Series E Preferred Stock have been or will be made only pursuant to an effective registration of the transfer of the Common Stock under the Act, or pursuant to an exemption from registration under the Act.

Date of Conversion:

Applicable Conversion Price:

Shares of Common Stock beneficially owned (determined in accordance with Section 13(d) of the Exchange Act):

Signature:

Name:

Address:

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